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                                                        OMB APPROVAL
                                              OMB Number:         3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendments No. 1)*



                        Hollis Eden Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    435902101
                      ------------------------------------
                                 (CUSIP Number)



                                    12/31/98
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                               Page 1 of 12 pages

CUSIP No.  435902101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Strome Susskind Investment Management, L.P.
         95-4450882
------------------------------------------------------------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  .....................................................................................................................

         (b)  .....................................................................................................................
------------------------------------------------------------------------------------------------------------------------------------

     3.  SEC Use Only..............................................................................................................
------------------------------------------------------------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization     Delaware.........................................................................
------------------------------------------------------------------------------------------------------------------------------------

Number of Shares   5.  Sole Voting Power    0
Beneficially       -----------------------------------------------------------------------------------------------------------------
Owned by Each      6.  Shared Voting Power   0
Reporting Person   -----------------------------------------------------------------------------------------------------------------
With:              7.  Sole Dispositive Power    0
                   -----------------------------------------------------------------------------------------------------------------
                   8.  Shared Dispositive Power    41,666
------------------------------------------------------------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person     41,666...................................................
                                                                       ------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)     ..................................
                                                                                              -------------------------------------

     11. Percent of Class Represented by Amount in Row (9)     0.5%................................................................
                                                            -----------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------------------------------------------------------------

   IA, PN..........................................................................................................................

All of the shares reported herein represent Warrants that are convertible into Common Stock of the issuer...........................

   ................................................................................................................................

   ................................................................................................................................

   ................................................................................................................................

   ................................................................................................................................

   ................................................................................................................................

                                                         Page 2 of 12 pages

CUSIP No.  435902101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         SSCO, Inc.
         95-4450883
------------------------------------------------------------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  .....................................................................................................................

         (b)  .....................................................................................................................
------------------------------------------------------------------------------------------------------------------------------------

     3.  SEC Use Only..............................................................................................................
------------------------------------------------------------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization     Delaware.........................................................................
------------------------------------------------------------------------------------------------------------------------------------

Number of Shares   5.  Sole Voting Power    0
Beneficially       -----------------------------------------------------------------------------------------------------------------
Owned by Each      6.  Shared Voting Power    0
Reporting Person   -----------------------------------------------------------------------------------------------------------------
With:              7.  Sole Dispositive Power   0
                   -----------------------------------------------------------------------------------------------------------------
                   8.  Shared Dispositive Power  41,666
------------------------------------------------------------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person     41,666...................................................
                                                                       ------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)     ..................................
                                                                                              -------------------------------------

     11. Percent of Class Represented by Amount in Row (9)     0.5%................................................................
                                                            -----------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------------------------------------------------------------

   CO, OO (Control Person).........................................................................................................

All of the shares reported herein represent Warrants that are convertible into Common Stock of the issuer...........................

   ................................................................................................................................

   ................................................................................................................................

   ................................................................................................................................

   ................................................................................................................................

   ................................................................................................................................

                                                         Page 3 of 12 pages

CUSIP No.  435902101

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Mark E. Strome

------------------------------------------------------------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  .....................................................................................................................

         (b)  .....................................................................................................................
------------------------------------------------------------------------------------------------------------------------------------

     3.  SEC Use Only..............................................................................................................
------------------------------------------------------------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization     United States....................................................................
------------------------------------------------------------------------------------------------------------------------------------

Number of Shares   5.  Sole Voting Power   0
Beneficially       -----------------------------------------------------------------------------------------------------------------
Owned by Each      6.  Shared Voting Power  0
Reporting Person   -----------------------------------------------------------------------------------------------------------------
With:              7.  Sole Dispositive Power  0
                   -----------------------------------------------------------------------------------------------------------------
                   8.  Shared Dispositive Power   41,666
------------------------------------------------------------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person     41,666...................................................
                                                                       ------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)     ..................................
                                                                                              -------------------------------------

     11. Percent of Class Represented by Amount in Row (9)     0.5%................................................................
                                                            -----------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------------------------------------------------------------

   IN;OO (Control Person)..........................................................................................................

All of the shares reported herein represent Warrants that are convertible into Common Stock of the issuer...........................

   ................................................................................................................................

   ................................................................................................................................

   ................................................................................................................................

   ................................................................................................................................

   ................................................................................................................................

                                                         Page 4 of 12 pages

Item 1.

       (a)    Name of Issuer

              Hollis Eden Pharmaceuticals, Inc.


       (b)    Address of Issuer's Principal Executive Offices

              9333 Genesee Avenue, Suite 100
              San Diego, CA  92121



Item 2.

       (a)    Name of Person Filing

              (i)    Strome Susskind Investment Management, L.P. ("SSIM")

              (ii)   SSCO, Inc. ("SSCO")

              (iii)  Mark E. Strome ("Strome")



       (b)    Address of Principal Business office or, if None, Residence

              (i)    100 Wilshire Blvd., 15th Floor, Santa Monica, CA  90401

              (ii)   100 Wilshire Blvd., 15th Floor, Santa Monica, CA  90401

              (iii)  100 Wilshire Blvd., 15th Floor, Santa Monica, CA  90401



       (c)    Citizenship

              (i)    SSIM:  Delaware

              (ii)   SSCO:  Delaware

              (iii)  Strome:  United States



       (d)    Title of Class Securities

              Common Stock (represents Warrants convertible into Common Stock)



       (e)    CUSIP Number

              435902101


Item  3. If  this  statement  is  filed  pursuant  to  ss.ss.  240.13d-1(b),  or
240.13d-2(b) or (c), check whether the person filing is a:
              (a)    [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
              (b)    [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
              (c)    [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
              (d)    [ ]  Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
              (e)    [ ]  An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).
              (f)    [ ]  An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(ii)(F).
              (g)    [ ]  A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).
              (h)    [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
              (i)    [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-3).
              (j)    [X]  Group in accordance with ss. 240.13d-1(b)(ii)(J).

              This statement is filed by Strome Susskind Investment Company, an investment adviser registered under the Investment Advisers Act of 1940, its control persons, SSCO, Inc., its sole general partner, and Mark E. Strome. (See, also, Exhibit A.)


Item 4.       Ownership

              Common Stock:
              (a)    Amount Beneficially Owned:      41,666

              (b)    Percent of Class:      0.5%

              (c)    Number of shares as to which the joint filers have:

                     (i)    sole power to vote or to direct the vote:  0

                     (ii)   shared power to vote or to direct the vote:0

                     (iii)  sole power to dispose or to direct the disposition of:   0

                     (iv)   shared power to dispose of or to direct the disposition of:  41,666

                     All of the shares reported herein represent Warrants that are convertible into common Stock of the issuer.

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [X].


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
                                           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                           N/A

Item 8.       Identification and Classification of Members of the Group.
                                       See Exhibit A

Item 9.       Notice of Dissolution of Group.
                                           N/A

Item 10.      Certification:

              (a)   The  following   certification  shall  be  included  if  the
                    statement is filed pursuant to ss. 240.13d-1(b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held I the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE
Date:  February 11, 1999
                                     STROME SUSSKIND INVESTMENT
                                           MANAGEMENT, L.P.
                                     By SSCO, Inc., its General Partner

                                     /s/   Jeffrey S. Lambert
                                     -------------------------------------------
                                                    Signature

                                     Jeffrey S. Lambert for SSCO, Inc.
                                               By Power of Attorney

                                     SSCO, INC.


                                     /s/   Jeffrey S. Lambert
                                     -------------------------------------------
                                                    Signature

                                     Jeffrey S. Lambert for SSCO, Inc.
                                               By Power of Attorney

                                     /s/   Jeffrey S. Lambert
                                     -------------------------------------------
                                       Jeffrey S. Lambert for Mark E. Strome
                                                By Power of Attorney

EXHIBIT A


            Identification and Classification of Members of the Group
            ---------------------------------------------------------


Pursuant to Rule  13d-1(b)(ii)(J)  and Rule 13d-1(k)(1) under the Securities and
Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                        Name                                              Classification
                        ----                                              --------------
Strome Susskind Investment Management, L.P. (the       Investment Adviser registered under the Investment
"Adviser")                                             Advisers Act of 1940

SSCO, Inc. ("General Partner")                         A control person due to its role as General Partner
                                                       of the Adviser.

Mark E. Strome                                         A control  person of the Adviser and the settlor and
                                                       trustee of the trust that is Controlling Shareholder
                                                       of the General Partner.


EXHIBIT B


                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated:  February 11, 1999

                                     STROME SUSSKIND INVESTMENT
                                           MANAGEMENT, L.P.
                                     By  SSCO, Inc., its General Partner


                                     By    /s/  Jeffrey S. Lambert
                                     -------------------------------------------
                                                     Signature

                                     Jeffrey S. Lambert for SSCO, Inc.
                                               By Power of Attorney

                                     SSCO, INC.


                                     By    /s/  Jeffrey S. Lambert
                                     -------------------------------------------
                                                     Signature

                                     Jeffrey S. Lambert for SSCO, Inc.
                                               By Power of Attorney

                                     /s/  Jeffrey S. Lambert
                                     -------------------------------------------
                                     Jeffrey S. Lambert for Mark E. Strome
                                     By Power of Attorney

EXHIBIT C


                       Disclaimer of Beneficial Ownership
                       ----------------------------------



Hollis Eden Pharmaceuticals, Inc.
Common Stock
41,666 Shares*


SSCO, Inc. and Mark E. Strome disclaim beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by Strome Susskind Investment Management, L.P., as investment adviser.

*All of the shares reported herein represent Warrants that are convertible into common Stock of the issuer.

EXHIBIT D



                           Power of Attorney Forms for
                       Schedules 13D and 13G and Forms 13F


I, Mark E. Strome in my individual capacity and as a principal of Strome Susskind Investment Management, L.P. and SSCO, Inc., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Susskind Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D, 13G and Forms 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 11th day of February, 1999.



                                      /s/  Mark E. Strome
                                     -------------------------------------------
                                      Mark E. Strome

SF/63581